FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 30th day of December, 2015, to the Investment Advisory Agreement, dated as of November 12, 2013, (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Port Street Investments, LLC, a California Limited Liability Company (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto to add the Port Street Institutional Opportunities Fund, a new series of Managed Portfolio Series.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:
James R. Arnold
President and Principal Executive Officer

PORT STREET INVESTMENTS, LLC:

By:
Graham Pierce
CEO

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Port Street Quality Growth Fund	First $100 million	0.85%
	Next $150 million	0.80%
	Next $500 million	0.75%
	Over $750 million	0.70%

Port Street Institutional Opportunities Fund		0.85%